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                                                                    Exhibit 99.2

                     [AMERICA SERVICE GROUP INC. LETTERHEAD]


CONTACT: MICHAEL CATALANO                         S. WALKER CHOPPIN
         CHAIRMAN, PRESIDENT AND                  SENIOR VICE PRESIDENT AND
            CHIEF EXECUTIVE OFFICER                  CHIEF FINANCIAL OFFICER
         (615) 376-1319                           (615) 376-1346


                     AMERICA SERVICE GROUP ADJUSTS GUIDANCE
                        FOR THE THIRD AND FOURTH QUARTERS


NASHVILLE, Tennessee (September 17, 2001) - America Service Group Inc. (NASDAQ:ASGR) announced today that financial results for both the third and fourth quarters of this year will likely be less than the EBITDA range of $4.0 million estimated in the Company's second quarter earnings release. The Company further announced that activities related to certain strategic initiatives, also referenced in the second quarter release, have been discontinued.

         Mr. Catalano, president and chief executive officer of America Service Group, said, "The likely shortfall is due to the unanticipated acceleration in the cost of providing healthcare services under certain contracts. However, it is important to understand that only five of our one hundred fifty-two contracts account for the principal variance from plan."

         Mr. Catalano continued, "Despite these challenges, we have every confidence in the value of our business model. We are executing a comprehensive action plan, as previously announced. While some improvements have been recognized in the early stages, these are not yet of sufficient magnitude to offset the increased cost being incurred under a limited number of contracts. We are focused on these contract situations and believe that our performance in 2002 will reflect the success of the operational initiatives we have in place."

         The Company expects to issue its third quarter earnings release during the last week of October.

         America Service Group Inc., based in Brentwood, Tennessee, is the leading provider of correctional healthcare services in the United States. America Service Group Inc., through its subsidiaries, provides a wide range of healthcare and pharmacy programs for approximately 340,000 inmates. The Company employs over 7,000 medical, professional and administrative staff nationwide.

         This press release may contain "forward-looking" statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risk and uncertainty that actual results may differ materially from those projected in the forward-looking statements. A discussion of the important factors and assumptions regarding the statements and risks involved is contained in the Company's filings with the Securities and Exchange Commission.


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